UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

SPIRENT plc

(Translation of Registrant’s name into English)

SPIRENT HOUSE, CRAWLEY BUSINESS QUARTER, FLEMING WAY, CRAWLEY,

WEST SUSSEX RH10 9QL, UK

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luke Thomas
(Registrant)

Date	August 6, 2003	By:	/s/ Luke Thomas
(Signature)

823 – 6 August 2003

SPIRENT PLC

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2003

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, today announced its interim results for the six months to 30 June 2003.

Summary

£ million	Six months to	Six months to	Six months to
	30 June 2003	31 December 2002	30 June 2002
Turnover	229.2	247.9	311.0
Operating profit*	14.3	15.3	35.2
Profit before taxation*	12.8	15.0	31.4
Headline earnings per share* (pence)	0.96	0.98	2.42

•	Turnover from ongoing businesses of £224.4 million was down 5 per cent and operating profit* of £14.6 million was up 6 per cent relative to the second half of 2002. Turnover from divestments was £4.8 million and operating loss was £0.3 million.

•	All operating groups delivered operating profit* and generated cash, with total cash generation from operations of £28.6 million, after investment in product development of £32.9 million.

•	Cost reduction actions resulted in savings of £16.6 million being realised in the period.

•	Net debt reduced to £99.5 million at 30 June 2003 from £161.8 million at the end of 2002.

•	Communications group turnover of £117.5 million was down 13 per cent but operating profit* of £5.1 million was up 11 per cent compared with the second half of 2002.

•	Network Products group turnover was up 7 per cent at £85.9 million and operating profit* was up 5 per cent at £7.7 million relative to the second half of 2002.

•	Reported loss before taxation, after goodwill amortisation and exceptional items, was £9.6 million (first half 2002 loss £22.4 million) and basic loss per share was 1.34 pence (first half 2002 loss 3.42 pence).

•	Divestments of WAGO and Aviation Information Solutions businesses completed in the period.

*	Before goodwill amortisation and exceptional items

Commenting on the results, Nicholas Brookes, Chief Executive, said:

“During the first six months of 2003 we experienced difficult economic conditions worldwide and continuing tough conditions in the telecoms sector, with our Communications group’s customers further cutting their capital spending. Despite this, our focus on cost control and cash management has enabled all our operating groups to continue to be cash generative and profitable at the operating level in the period.

“We believe that our focus on next-generation technologies, our ability to provide integrated solutions for our customers and the quality of our people provide us with competitive advantages. Throughout the downturn we have maintained the pace of product development investment to keep us at the forefront of next-generation technologies and to enable us to meet our customers’ needs when the upturn comes.

“We continue to drive our efforts in the telecoms test and monitoring sector, which we believe will provide attractive growth opportunities in the future. However, our current plans do not anticipate any improvement in the telecoms market for the remainder of the year.”

- ends -

Enquiries

Nicholas Brookes, Chief Executive	Spirent plc	+44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash	Spirent plc	+44 (0)1293 767676

Media
Jon Coles/Rupert Young	Brunswick	+44 (0)20 7404 5959

About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent’s solutions enable customers to develop and deploy network equipment and services more economically and efficiently by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the power controls and aerospace markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

Spirent and the Spirent logo are registered trademarks of Spirent plc. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “should,” “may,” “assume” and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: our ability to improve efficiency and adapt to the current economic downturn and other changes in demand; our ability to avoid a breach of our financial covenants and to achieve certain financial requirements under our renegotiated borrowing terms; our ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adopt cost structures to respond to changes in business conditions; risks that our cost cutting initiatives will impair our ability to develop products, operate our business effectively and remain competitive; the extent of our pension fund deficit; our ability to maintain our product development focus on our customers’ needs; risks of failing to anticipate and meet market trends and customer needs; the effects of competition on our business; our ability to develop and commercialise new products and services and realise product synergies; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; changes in the business, financial condition or prospects of one or more of our major customers and our reliance on a limited number of customers; our reliance on third party manufacturers and suppliers; risks of not retaining or increasing market share; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; changes in market conditions in the markets in which we participate or in general economic or political conditions; fluctuations in exchange rates and heavy exposure to a weakening US dollar; and other risks described from time to time in Spirent plc’s Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

INTERIM REPORT FOR THE SIX MONTHS TO 30 JUNE 2003

The Group adopts the following measures as key measures of operating performance so that period on period comparisons are not distorted by the impact of goodwill amortisation and exceptional items:

Operating profit before goodwill amortisation and exceptional items (EBITA before exceptional items)

Return on sales before goodwill amortisation and exceptional items

Headline earnings per share

Free cash flow, cash flow before acquisitions and disposals, equity dividends and financing, before the cash cost of exceptional items

Operating profit and return on sales in the text are stated before goodwill amortisation and exceptional items.

Operating Review

Communications

£ million	Six months to	Six months to	Six months to	Compared with six months to
	30 June 2003	31 December 2002	30 June 2002	31 December 2002
				Change %
Turnover:
Performance Analysis	75.0	87.1	100.0	(14)
Service Assurance	42.5	48.5	79.8	(12)

Communications group	117.5	135.6	179.8	(13)
Operating profit:
Performance Analysis	0.7	2.4	7.0	(71)
Service Assurance	4.4	2.2	19.2	100

Communications group	5.1	4.6	26.2	11
Return on sales:
Performance Analysis (%)	0.9	2.8	7.0
Service Assurance (%)	10.4	4.5	24.1
Communications group (%)	4.3	3.4	14.6

As anticipated the telecoms market remained tough during the first six months of 2003 with our network equipment manufacturer and network service provider customers further cutting capital spending and the challenging economic conditions in North America and Asia also affecting our performance. Turnover and operating profit for the Communications group decreased by 35 per cent and 81 per cent, respectively, compared with the same period last year. Sequentially turnover was down 13 per cent but operating profit was up 11 per cent compared with the second half of 2002.

Cost savings of £16.6 million were realised in the first six months of 2003 due to the cost reduction actions taken in October 2002 and May 2003 and as a result return on sales for the group improved to 4.3 per cent from 3.4 per cent in the second half of 2002. We continued to invest in product development, spending £28.5 million, or 24 per cent of turnover, in the period (second half 2002 £32.5 million, 24 per cent of turnover). This investment enables us to deliver a broad portfolio of next-generation products and solutions that are critical to the operational success of evolving telecoms networks.

Performance Analysis

The Performance Analysis division experienced a 14 per cent reduction in turnover in the first six months of 2003 relative to the second half of 2002 against a background which saw a substantial drop in our customers’ capital spending. While turnover has fallen gross margins have been broadly maintained. As a result of the high operational gearing in the business the loss of contribution due to the fall in turnover has offset cost savings resulting in a drop in operating profit to £0.7 million. The £5.0 million annualised cost reduction actions taken in May 2003 were all in this division. We have maintained high levels of investment in product development during the period in order to maintain our position at the forefront of next-generation technologies.

Product launches in the first half included the introduction of a number of wireless test solutions that will help accelerate the deployment of W-CDMA, the 3G technology standard being adopted in Europe and Asia. Progress was also made in expanding our security and web applications test solutions. These systems allow real-world capacity assessment of web equipment, network and applications and help prevent network failures due to heavy traffic loads and security intrusions. Other product introductions in the period included the launch of a test solution that gives customers the ability to evaluate and test both copper and fibre-based gigabit Ethernet using a single solution, an integrated solution for testing the functionality of voice-over-IP and traditional telephony on a single platform, and a new test suite which allows for the highest capacity testing of edge aggregation routers.

We believe the progress we have made with product development and enhancements will keep us closely aligned with our customers’ needs when they step up investment in their next-generation networks.

Service Assurance

Our Service Assurance division saw turnover drop by 12 per cent but operating profit was up 100 per cent over the second half of 2002. However, on a constant currency basis, operating profit was up by 49 per cent. Customers continue to focus on the roll-out of their digital subscriber line (DSL) services and sales of our DSL probes were up sequentially in the first six months of 2003. Our leased line business, which has a more regular ordering pattern, fell slightly but accounts for more than 50 per cent of turnover. Operating profit improved, despite the fall in turnover, largely due to the cost savings achieved in the period, some of which are non-recurring and as such will not benefit the second half of the year. Return on sales increased to 10.4 per cent in the first six months of 2003 compared with 4.5 per cent in the second half of 2002. There was little change in the order book, which at 30 June 2003 stood at $57.5 million (£34.8 million) compared with $58.5 million (£36.3 million) at the end of 2002.

Expanding the customer base geographically is a focus for this business and we are developing our products to meet the needs of non-US telecoms carriers and are actively engaged in both trials and tenders outside North America.

We continue to deliver service assurance solutions that enable customers to reduce operational costs and generate revenue from their network investments. During the first six months of 2003 we extended our market-leading broadband remote test unit to include optical and protocol analysis capabilities, which expands our service assurance capabilities to high-speed data and Internet Protocol (IP) networks. We also delivered a more efficient and economic version of our widely deployed remote test unit for assuring DSL networks.

Network Products

£ million	Six months to	Six months to	Six months to	Compared with six months to
	30 June 2003	31 December 2002	30 June 2002	31 December 2002
				Change %

Turnover	85.9	80.0	84.7	7
Operating profit	7.7	7.3	7.7	5
Return on sales (%)	9.0	9.1	9.1

Despite difficult economic conditions worldwide our Network Products group delivered a robust performance in the first six months of 2003 with turnover up 7 per cent sequentially reflecting the seasonality in the business and our continuing ability to increase customer penetration and broaden our product offering. Operating profit was up 5 per cent at £7.7 million and return on sales remained steady at 9.0 per cent.

Sales to the automotive sector continue to represent a growing proportion of the business, accounting for 33 per cent of turnover in the first six months of 2003. The development of new plastic fixings for the automotive and OEM market, our technical capabilities and the ability to provide a global service have enabled us to continue to gain market share in a competitive market. We have also launched a new range of cable ties targeted primarily at this sector which we expect to contribute to growth in the future.

The markets for our broadband and local area network products continued to decline reflecting further cuts in capital spending by telecoms service providers and cut backs in IT spending amongst enterprise customers worldwide.

During the first six months of 2003 we introduced a number of new and improved products including TREDUX and HIS, superior performance heatshrink ranges, new identification and marking systems, HELASIGN (trade mark) and RiteOn (trade mark), and the Spirit (trade mark) 2100, a portable label printing system for a wide range of applications including telecoms. We also saw further take up of our Autotool automated application systems with further deployments within existing customers as well as additional new contracts.

Systems

£ million	Six months to	Six months to	Six months to	Compared with six months to
	30 June 2003	31 December 2002	30 June 2002	31 December 2002
				Change %

Turnover	21.0	21.8	21.2	(4)
Operating profit	1.8	1.9	2.6	(5)
Return on sales (%)	8.6	8.7	12.3

Figures in the above table relate to ongoing businesses only

In June 2003 we completed the divestment of the Aviation Information Solutions (AIS) businesses from within the Systems group’s aerospace business. The Systems group now comprises our electronic power controls business, which represents the most significant proportion of the group, and our aerospace maintenance, repair and overhaul (MRO) software business. The results for the Systems group were broadly flat in the first six months of 2003 compared with the second half of 2002, being affected by the weakness of the US dollar.

In our power controls business, continued investment in research and development has enabled us to expand our product range and increase market penetration. New products released in the first six months of 2003 included the VSI 70, a high-power version of our successful VSI wheelchair controller. We also made progress in our strategy of extending our products into the small industrial vehicles market with the introduction of the I-Drive, an industrial version of the S-Drive low-cost scooter controller, and TRIO+,an enhanced version of the TRIO (trade mark) sweeper-scrubber control system.

The civil aviation market remained depressed during the period resulting in a falling order book in our MRO business. However we continued to win new business for our products predominantly in the military sector of the market.

Financial Review

£ million	Six months to 30 June 2003	Six months to 31 December 2002	Six months to 30 June 2002

Turnover:
Ongoing businesses	224.4	237.4	285.7
Divestments	4.8	10.5	25.3

Group	229.2	247.9	311.0

Operating profit:
Ongoing businesses	14.6	13.8	36.5
Divestments	(0.3)	1.5	(1.3)

Group	14.3	15.3	35.2

Return on sales:
Group (%)	6.2	6.2	11.3

Turnover for the first six months of 2003 of £229.2 million was down 26 per cent over the first six months of 2002 and 8 per cent below the second half of 2002 reflecting the declining levels of activity seen in the telecoms market in the second half of 2002 and into 2003. On an ongoing business basis, after adjusting for the effect of the disposals, turnover of £224.4 million for the first six months of 2003 was 5 per cent down compared with the second half of 2002.

Operating profit before goodwill amortisation and exceptional items of £14.3 million for the first six months of 2003 was down 59 per cent compared with the same period in 2002. For ongoing businesses, operating profit of £14.6 million for the first six months of 2003 increased by 6 per cent compared with the second half of 2002.

The effects of currency translation, primarily due to the weakness of the US dollar, reduced turnover by £12.3 million. In relation to profit before taxation, goodwill amortisation and exceptional items, on translation the strength of the euro offset US dollar weakness and resulted in an improvement of £0.4 million.

On a geographic basis, turnover in Europe held up well compared with the first half of 2002 at £83.9 million, but we saw a decline in turnover in North America to £127.8 million. Operating profit from Europe of £9.8 million now accounts for 68 per cent of the total compared with 33 per cent in the same period last year.

Of the £33.5 million annualised cost savings implemented at the end of 2002, we achieved £16.0 million of savings in the first half of 2003 over those that had already been realised in 2002. £0.6 million of the £5.0 million annualised cost savings announced in May 2003 has also been achieved in the period.

Based on an initial valuation at 1 April 2003, carried out on an ongoing basis, the UK defined benefit pension plan showed a funding deficit of £50.2 million or 39 per cent of the scheme’s obligations in respect of which an amount of £1.2 million has been charged to operating profit in the period. It is anticipated that additional cash contributions of approximately £3.0 million per year will be made to the fund commencing in 2004.

Product development expenditure for the group in the first six months of 2003 was £32.9 million, or 14 per cent of turnover (second half 2002 £37.2 million, 15 per cent of turnover).

Return on sales of 6.2 per cent for the first six months of 2003 was comparable with the second half of 2002, although below the 11.3 per cent reported for the same period in 2002.

Operating exceptional expenses of £4.9 million comprise £1.0 million in respect of the renegotiation of our borrowing terms and £3.9 million in respect of the cost reduction actions within the Performance Analysis division and the exit from our high-speed optical test activities.

Non-operating exceptional items in the period include a net profit on divestments of £1.6 million comprising a loss of £3.0 million, after charging £2.3 million of goodwill previously written off to reserves, on the sale of AIS from within our Systems group, and a net profit of £4.6 million on the sale of WAGO, our interconnection joint venture. To provide us with an increase in the level of headroom available in relation to certain of the financial covenants related to our senior loan notes and our syndicated bank facility, amendments to the terms of the loan notes and the bank facility were agreed in the period. These amendments were conditional on the completion of the divestment of WAGO and use of the net proceeds to partially pre-pay the loan notes and pay an associated contractual make-whole amount. Accordingly, on completion of the sale of WAGO in April 2003 the net proceeds were used to pre-pay £47.0 million of loan notes and pay the make-whole amount of £12.5 million. This amount and other related bank fees have been reported as an exceptional interest expense of £14.3 million.

Net interest payable before exceptional interest expense in the six months to 30 June 2003 reduced to £5.0 million compared with £6.5 million for the same period in 2002 due to the reduction in net debt.

The reported loss before taxation was £9.6 million after charging exceptional items of £17.6 million compared with a loss of £22.4 million after exceptional charges of £27.1 million for the first half of 2002.

The effective rate of taxation for the first six months of 2003 reverted to normal levels of 29.7 per cent compared with 18.1 per cent for the full year 2002 which benefited from a credit relating to prior years.

Headline earnings per share of 0.96 pence decreased by 60 per cent compared with 2.42 pence for the first half of 2002. The weighted average number of shares outstanding at 30 June 2003 was 928.8 million (full year 2002 922.5 million). After charging goodwill amortisation and exceptional items, basic loss per share for the six months to 30 June 2003 was 1.34 pence (first half 2002 loss 3.42 pence). No dividend will be paid in respect of the first six months of 2003.

Free Cash Flow

£ million	Six months to 30 June 2003	Six months to 31 December 2002	Six months to 30 June 2002
Operating cash flow	28.6	36.2	40.7
Add back cash cost of operating
exceptional items	8.2	7.7	—
Interest and other	(19.0)	(4.8)	(5.7)
Add back cash cost of exceptional interest
expense	13.7	—	—
Taxation	(2.3)	2.2	(6.4)
Capital expenditure	(6.3)	(11.7)	(14.1)

Free cash flow before the cash cost of
exceptional items	22.9	29.6	14.5

In the first six months of 2003 all our operating groups were cash generative. Free cash flow, that is cash flow before acquisitions and disposals, equity dividends and financing, was £22.9 million, after adjusting for the cash cost of exceptional items, compared with £14.5 million for the first half of 2002. The total cash cost of exceptional items in the first six months of 2003 was £21.9 million including £13.7 million in respect of the exceptional interest expense. Divestments net of costs realised £60.7 million in cash in the first six months of 2003.

We have significantly reduced our capital expenditure budget, spending only £6.3 million in the first six months of 2003 compared with £14.1 million in the first half of 2002 and £11.7 million in the second half of 2002. Our capital investment plans for the second half of the year will result in expenditure of between £10 million to £12 million for that period. The depreciation charge for the period was £15.0 million.

Following the pre-payment of loan notes, $144.2 million (£87.4 million) of loan notes now remain outstanding at an average interest rate of 9.45 per cent. An interest rate swap is in place, which reduces the effective interest rate on $72.1 million (£43.7 million) of the loan notes by 2 per cent. Under the syndicated bank facility Spirent has a committed line of £75 million available to it, of which £17.0 million was drawn at 30 June 2003.

Net debt closed at £99.5 million, down from £161.8 million at 31 December 2002. The dollar: sterling exchange rate at period end benefited net debt by £0.7 million.

Earnings before interest, taxation, amortisation and exceptional items (EBITA before exceptional items) to net interest expense was 2.9 times (covenant ratio: greater than or equal to 2.0 times) and net debt to earnings before interest, taxation, depreciation, amortisation and exceptional items (EBITDA before exceptional items) was 1.7 times (covenant ratio: less than or equal to 2.75 times) on a rolling 12 month basis, as calculated in accordance with the terms of our borrowing agreements.

New York Stock Exchange Continued Listing Requirements

In accordance with the rules of the New York Stock Exchange (NYSE) we are announcing that in March 2003 the average closing price of Spirent’s American Depositary Receipts (ADRs), representing four Ordinary shares, fell below $1.00 over a consecutive 30-trading day period, that is, below the level required by the continued listing criteria of the NYSE.

However, Spirent’s ADRs have been trading at a 30-trading day average and absolute price above $1.00, consequently the Company is of the opinion that no action need be taken in the immediate future. The situation will be kept under review and it is the Company’s intention to take such actions as are necessary to comply with the continued listing criteria of the NYSE.

Our People

Our people have risen to the challenges presented by these tough times and continue to deliver leading-edge products and services to our customers. We would like to thank all our employees for the efforts made and commitment shown.

Outlook

We believe that our focus on next-generation technologies, our ability to provide integrated solutions for our customers and the quality of our people provide us with competitive advantages. Throughout the downturn we have maintained the pace of product development investment to keep us at the forefront of next-generation technologies and to enable us to meet our customers’ needs when the upturn comes.

We continue to drive our efforts in the telecoms test and monitoring sector, which we believe will provide attractive growth opportunities in the future. However, our current plans do not anticipate any improvement in the telecoms market for the remainder of the year.

Consolidated Profit and Loss Account

£ million		Six months to 30 June2003				Year to 31 December
	Notes	Before exceptional items	Exceptional items	Total	Total	Total
Turnover: Group and share of joint venture		251.6	—	251.6	348.1	634.5
Less: share of joint venture’s turnover		(22.4)	—	(22.4)	(37.1)	(75.6)

Turnover	1,2	229.2	—	229.2	311.0	558.9

Operating profit/(loss)	1,2	9.5	(4.9)	4.6	6.2	(970.5)

Operating exceptional items
Goodwill impairment		—	—	—	—	923.3
Other	3	—	4.9	4.9	2.3	41.6
Goodwill amortisation		4.8	—	4.8	26.7	56.1
Operating profit before goodwill amortisation and exceptional items	1,2	14.3	—	14.3	35.2	50.5

Income from interests in joint ventures		2.7	—	2.7	2.8	7.4
Income from interests in associates less goodwill amortisation		0.8	—	0.8	(0.1)	0.8

Operating profit/(loss) of the Group, joint ventures and associates		13.0	(4.9)	8.1	8.9	(962.3)
Non-operating exceptional items
Profit/(loss) on disposal of operations		—	1.6	1.6	(24.8)	(48.4)
Provision against investment in own shares		—	—	—	—	(30.1)

Profit/(loss) before interest		13.0	(3.3)	9.7	(15.9)	(1,040.8)
Net interest (payable) and similar charges		(5.0)	(14.3)	(19.3)	(6.5)	(12.3)

Loss before taxation		8.0	(17.6)	(9.6)	(22.4)	(1,053.1)
Taxation charge/(credit)	4	3.8	(1.1)	2.7	9.0	26.9

Loss after taxation		4.2	(16.5)	(12.3)	(31.4)	(1,080.0)
Minority shareholders’ interest — equity		0.1	—	0.1	—	0.1
Minority shareholders’ interest — joint venture		—	—	—	0.1	0.3
Loss attributable to shareholders		4.1	(16.5)	(12.4)	(31.5)	(1,080.4)

Dividends		—	—	—	12.5	12.5
Loss for the period		4.1	(16.5)	(12.4)	(44.0)	(1,092.9)

Basic and diluted loss per share (pence)	5			(1.34)	(3.42)	(117.12)
Headline earnings per share (pence)	5			0.96	2.42	3.40
Net dividend per share (pence)				—	1.35	1.35

Consolidated Statement of Total Recognised Gains and Losses

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
Loss attributable to shareholders	(12.4)	(31.5)	(1,080.4)
Gain on lapsed options	0.9	4.0	5.2
Exchange adjustment on subsidiaries, joint ventures and associates	5.0	(9.7)	(23.0)
Taxation on exchange adjustment	(0.2)	—	0.1

Total recognised gains and losses	(6.7)	(37.2)	(1,098.1)

Consolidated Balance Sheet

£ million	At 30 June				At 31 December
		2003		2002		2002
Fixed assets
Intangible assets		107.9		943.4		113.6
Tangible assets		101.4		123.5		110.0
Investments
Investment in joint ventures
Share of gross assets	0.3		72.1		72.9
Share of gross liabilities	—		(24.8)		(22.8)

	0.3		47.3		50.1
Investment in associates	13.5		18.5		13.3
Other investments	2.1		32.2		2.1

		15.9		98.0		65.5

Total fixed assets		225.2		1,164.9		289.1
Current assets
Stocks	59.6		74.5		61.5
Debtors	87.8		139.0		97.3
Investments	—		0.1		0.1
Cash at bank and in hand	21.1		26.0		83.5

	168.5		239.6		242.4

Current liabilities
Creditors due within one year	101.4		138.9		107.5
Loans and overdrafts	3.4		3.1		1.8

	104.8		142.0		109.3

Net current assets		63.7		97.6		133.1

Assets less current liabilities		288.9		1,262.5		422.2
Long term liabilities
Creditors due after more than Creditors due after more than one year		(125.6)		(179.9)		(252.6)
Provisions for liabilities and charges		(26.2)		(1.3)		(28.4)

Assets less liabilities		137.1		1,081.3		141.2

Shareholders’ funds — equity		135.0		1,079.3		139.1
Minority interests — equity		2.1		2.0		2.1

		137.1		1,081.3		141.2

The interim financial information has been prepared on the basis of the accounting policies set out in the Group’s 2002 statutory accounts.

The interim financial information is unaudited but has been reviewed by the auditors.

The above financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

The comparative financial information for the year to 31 December 2002 is based on the statutory accounts for that period.

Those accounts, upon which the auditors issued an unqualified opinion modified to include a reference to going concern,

have been delivered to the Registrar of Companies.

The interim report for the six months to 30 June 2003 was approved by the directors on 6 August 2003.

Consolidated Cash Flow Statement

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
Net cash inflow from operating activities	28.6	40.7	76.9

Dividends received from joint venture	—	0.2	0.2
Dividends received from associates	—	0.2	0.1
Returns on investments and servicing of finance	(19.0)	(6.1)	(10.8)
Taxation	(2.3)	(6.4)	(4.2)
Capital expenditure and financial investment	(6.3)	(14.1)	(25.8)

Cash inflow before acquisitions and disposals, equity dividends and financing	1.0	14.5	36.4
Acquisitions and disposals	60.7	41.5	6.4
Equity dividends paid	—	(27.6)	(40.2)
Management of liquid resources	0.1	0.2	0.2
Financing	(124.7)	(32.2)	53.8

Net cash (outflow)/inflow	(62.9)	(3.6)	56.6

Reconciliation of Net Cash Flow to Movement in Net Debt

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
Net cash (outflow)/inflow	(62.9)	(3.6)	56.6
Cash outflow/(inflow) arising from the change in debt and lease financing	125.2	34.5	(51.4)
Cash inflow arising from the decrease in liquid resources	(0.1)	(0.2)	(0.2)

Movement arising from cash flows	62.2	30.7	5.0
Debt issue costs	(0.6)	—	—
Loans and finance leases acquired with subsidiary	—	—	(0.2)
New finance leases	—	(0.5)	(0.2)
Exchange adjustment	0.7	5.7	12.7

Movement in net debt	62.3	35.9	17.3
Net debt at 1 January	(161.8)	(179.1)	(179.1)

Net debt	(99.5)	(143.2)	(161.8)

Notes to the Financial Information

1.    Segmental Analysis

£ million	Six months to 30 June				Year to 31 December
	2003	%	2002	%	2002	%
Turnover
Performance Analysis	75.0	33	100.0	32	187.1	33
Service Assurance	42.5	18	79.8	26	128.3	23

Communications	117.5	51	179.8	58	315.4	56
Network Products	85.9	38	84.7	27	164.7	30
Systems	25.8	11	46.5	15	78.8	14

	229.2	100	311.0	100	558.9	100

Operating profit/(loss)
Performance Analysis	0.7	5	7.0	20	9.4	19
Service Assurance	4.4	31	19.2	54	21.4	42

Communications	5.1	36	26.2	74	30.8	61
Network Products	7.7	54	7.7	22	15.0	30
Systems	1.5	10	1.3	4	4.7	9

Operating profit before goodwill amortisation and exceptional items	14.3	100	35.2	100	50.5	100

Operating exceptional items – goodwill impairment
Performance Analysis	—		—		(330.7)
Service Assurance	—		—		(530.4)

Communications	—		—		(861.1)
Network Products	—		—		(21.7)
Systems	—		—		(40.5)

	—		—		(923.3)

£ million	Six months to 30 June				Year to 31 December
	2003	%	2002	%	2002	%
Operating exceptional items – other
Performance Analysis	(3.9)		(0.6)		(28.3)
Service Assurance	—		(1.4)		(8.6)

Communications	(3.9)		(2.0)		(36.9)
Network Products	—		(0.3)		(3.3)
Systems	—		—		(1.4)

	(3.9)		(2.3)		(41.6)
Non-segmental	(1.0)		—		—

	(4.9)		(2.3)		(41.6)

Goodwill amortisation
Performance Analysis	(1.9)		(9.7)		(20.8)
Service Assurance	(2.8)		(16.0)		(33.5)

Communications	(4.7)		(25.7)		(54.3)
Network Products	(0.1)		(0.7)		(1.5)
Systems	—		(0.3)		(0.3)

	(4.8)		(26.7)		(56.1)

Operating profit/(loss)	4.6		6.2		(970.5)

2. Geographical Analysis

£ million	Six months to 30 June				Year to 31 December
	2003	%	2002	%	2002	%
Turnover by market
Europe	75.6	33	75.5	24	149.4	27
North America	113.7	50	190.8	61	322.4	57
Asia Pacific, Rest of Americas, Africa	39.9	17	44.7	15	87.1	16

	229.2	100	311.0	100	558.9	100

Turnover by source
Europe	83.9	36	82.4	26	157.7	28
North America	127.8	56	216.6	70	368.9	66
Asia Pacific, Rest of Americas, Africa	17.5	8	12.0	4	32.3	6

	229.2	100	311.0	100	558.9	100

Operating profit/(loss) by source
Europe	9.8	68	11.7	33	19.4	38
North America	4.4	31	22.9	65	30.2	60
Asia Pacific, Rest of Americas, Africa	0.1	1	0.6	2	0.9	2

Operating profit before goodwill amortisation and exceptional items	14.3	100	35.2	100	50.5	100

Operating exceptional items – goodwill impairment
Europe	—		—		(19.5)
North America	—		—		(901.8)
Asia Pacific, Rest of Americas, Africa	—		—		(2.0)

	—		—		(923.3)

£ million	Six months to 30 June				Year to 31 December
	2003	%	2002	%	2002	%
Operating exceptional items – other
Europe	(1.0)		(0.3)		(3.6)
North America	(3.9)		(2.0)		(37.3)
Asia Pacific, Rest of Americas, Africa	—		—		(0.7)

	(4.9)		(2.3)		(41.6)

Goodwill amortisation
Europe	(0.7)		(0.6)		(1.6)
North America	(4.1)		(26.0)		(54.4)
Asia Pacific, Rest of Americas, Africa	—		(0.1)		(0.1)

	(4.8)		(26.7)		(56.1)

Operating profit/(loss) by source	4.6		6.2		(970.5)

Average exchange rates
US dollar	1.61		1.45		1.51
Euro	1.46		1.61		1.59

3.    Operating Exceptional Items—Other

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
Refinancing costs	1.0	—	—
Restructuring costs	3.9	—	8.6
Tangible fixed asset write-downs	—	—	3.6
Lease provisions	—	—	20.2
Stock provisions	—	—	4.4
Acquisition retention bonuses	—	2.3	4.8

	4.9	2.3	41.6
Tax effect of operating exceptional items	—	(0.7)	(3.5)

	4.9	1.6	38.1

4.    Taxation

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
UK taxation	0.3	3.4	4.5
Overseas taxation	1.5	4.6	19.1

	1.8	8.0	23.6
Share of joint venture’s taxation	0.5	0.9	2.7
Share of associates’ taxation	0.4	0.1	0.6

	2.7	9.0	26.9

Attributable taxation included above on the exceptional interest charge is a £1.3 million credit and on the disposal of operations is a £0.2 million charge.

5.    Earnings per Share

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
Basic loss attributable to shareholders	(12.4)	(31.5)	(1,080.4)

Operating exceptional items
Goodwill impairment	—	—	923.3
Other	4.9	2.3	41.6
Goodwill amortisation	4.8	26.7	56.1
(Profit)/loss on disposal of operations	(1.6)	24.8	48.4
Provision against investment in own shares	—	—	30.1
Exceptional interest charge	14.3	—	—
Prior year tax credit	—	—	(6.2)
Reversal of deferred tax assets	—	—	19.0
Attributable taxation on exceptional items	(1.3)	(0.7)	(3.5)
Attributable taxation on the disposal of operations	0.2	0.7	3.0

Headline earnings attributable to shareholders	8.9	22.3	31.4

Weighted average number of Ordinary shares in issue basic, headline and diluted (million)	928.8	920.5	922.5

6.    Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
Operating profit	4.6	6.2	(970.5)
Depreciation	15.0	18.0	33.6
(Profit)/loss on disposal of tangible fixed assets	—	(0.1)	4.1
Goodwill impairment	—	—	923.3
Amortisation of goodwill	4.8	26.7	56.1
Stock compensation expense	0.4	0.2	0.5
Deferred income received/(released)	1.3	(3.7)	(4.8)
Decrease/(increase) in debtors	6.8	(9.6)	2.9
(Increase)/decrease in stocks	(0.4)	2.9	15.2
(Decrease)/increase in creditors	(2.1)	0.1	(1.9)
(Decrease)/increase in provisions	(1.8)	—	18.4

Net cash inflow from operating activities	28.6	40.7	76.9

7.    Net (Loss)/Income under US GAAP

£ million	Six months to 30 June		Year to 31 December
	2003	2002	2002
Loss attributable to shareholders in accordance with	(12.4)	(31.5)	(1,080.4)

UK GAAP
Adjustments:
Goodwill and other intangible fixed assets	(1.1)	16.5	197.6
Stock-based compensation	(0.4)	(0.3)	0.2
Disposal of operations	(0.2)	16.6	49.4
Provision against investment in own shares	—	—	30.1
Other differences between UK GAAP and US GAAP	—	2.5	0.2
Deferred taxation on above adjustments	1.7	3.2	28.6

Total adjustments	—	38.5	306.1

Net (loss)/income as adjusted to accord with US GAAP	(12.4)	7.0	(774.3)

Net (loss)/earnings per share (pence)
Basic	(1.34)	0.76	(83.93)
Diluted	(1.34)	0.74	(83.93)